UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Mi1 Global Telco., Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

(CUSIP Number)

Kok Seng Yeap C509, Blk C, Pusat Dagangan Phileo Damansara 1, Jalan 16/11, OffJalan Damansara 46350, Petaling Jaya, Selangor, Malaysia
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
03/24/2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kok Seng Yeap
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indonesia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
99,156
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
99,156
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.14%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

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Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.001 (the “Common Stock”) of Mi1 Global Telco., Inc. (the “Issuer”), with its principal office located at 36, Jalan Seri Utara 3/3C, Kipark Avenue, Off Jalan Ipoh, 68100 Kuala Lumpur, Wilayah Persekutuan, Malaysia.

Item 2.	Identity and Background

(a)	The name of the person filing this statement is Kok Seng Yeap.

(b)	Mr. Kok’s address is C509, Blk C, Pusat Dagangan Phileo Damansara 1,Jalan 16/11, OffJalan Damansara 46350, Petaling Jaya, Selangor, Malaysia. Mr. Kok’s present occupation is the Chairman and Chief Executive Officer of the Issuer, the principal address of which is 36, Jalan Seri Utara 3/3C, Kipark Avenue, Off Jalan Ipoh, 68100 Kuala Lumpur, Wilayah Persekutuan, Malaysia.

(c)	During the last five years, Mr. Kok has not been convicted in any criminal proceedings.

(d)	During the last five years, Mr. Kok has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Kok is a citizen of Indonesia.

Item 3.	Source and Amount of Funds or Other Considerations

The consideration for the purchase of the 99,156 shares of Common Stock that this statement relates to is the conversion of certain debt in the amount of $90 that the Issuer owed Mr. Kok and the purchase of the Mr. Lim Kock Chiang’s shares in Mi1l Global Limited, which is the owner of 9,156 shares of the Company’s common stock. Therefore, the purchase price for the shares of Common Stock purchased by Mr. Kok is $0.001 per share.

Item 4.	Purpose of Transaction

Mr. Kok has no current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer
(a)	Mr. Kok beneficially owns 99,156 shares of the Common Stock of the Issuer, which represents approximately 90.14% of the Common Stock of the Issuer.

(b)	Mr. Kok has the sole power to vote or direct the vote, and to dispose or direct the disposition of 99,156 shares of the Common Stock of the Issuer.

(c)	Except as described in this statement, Mr. Kok has not effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d)	To the best knowledge of Mr. Kok, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by Mr. Kok.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kok has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer reported herein.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2020
Dated
/s/ Kok Seng Yeap
Signature

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